October 22, 2015

Via EDGAR

Mr. Carlos Pacho,

Senior Assistant Chief Accountant,

Mail Stop 3720,

Division of Corporation Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549,

United States of America.

Re:	China Telecom Corporation Limited Annual Report on Form 20-F
for the Fiscal Year ended December 31, 2014 (File No. 001-31517)

Dear Mr. Pacho:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated October 8, 2015, relating to the annual report on Form 20-F of China Telecom Corporation Limited (the “Company”) for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”). The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2014 Form 20-F.

Mr. Pacho	-2-

Form 20-F for the Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects, page 35

1.	We note your response to comment two and your statement in response to comment one, that given that the applicable output VAT rate was generally higher than the applicable business tax rate, and the overall excess of output VAT over business tax was larger than the input VAT credits, the VAT Reform had an adverse impact on the Company’s operating results in 2014. Item 5.A of Form 20-F requires a description of any significant economic changes that materially affected the amount of reported income from continuing operations, indicating the extent to which income was so affected. In addition, the instructions to Item 5 refer to the guidance in the Commission’s interpretive release No. 33-6835 dated May 18, 1989, which requires an analysis of changes in line items where material and identification and quantification of the extent of contribution of each of two or more factors when this is necessary to an understanding of a material change. In this regard, it appears from your response to comment one that you are able to determine, to some extent, the actual effect that the higher VAT had on your reported revenue, operating profit, and net profit in 2014. Based upon your response, we understand that you intend to add more disclosure to address the qualitative impact of the VAT Reform. However, in future filings please enhance this discussion to also indicate the extent to which, in some quantitative analysis, the VAT reform had from year-to-year in financial statement line items.

In response to the Staff’s comment, the Company intends to expand the discussion to some quantitative analysis on the impact of the VAT Reform on its revenues and profitability, and include descriptions on the estimates and assumptions used in the discussion in its future filings.

2.	We note your response to comment three. Please revise in future filings to describe how the expected increase of input VAT credits will further reduce the adverse impact of VAT reform on your profitability.

The Staff’s comments are respectfully noted, and the Company intends to expand its analysis in future filings to describe how the expected increase of input VAT credits resulting from the expansion of the VAT pilot program will further reduce the adverse impact of the VAT Reform on our profitability.

*  *  *  *

Mr. Pacho	-3-

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Xu Fei, by telephone at (+86-10) 5850-2281, by fax at (+86-10) 6601-0728 or by email at xufei@chinatelecom.com.cn.

Very truly yours,

/s/ Ke Ruiwen
Ke Ruiwen
Executive Director and Executive Vice President (performing the functions of the principal financial officer)

cc:	Terry French
Christy Adams
(Securities and Exchange Commission)

Jian Liang
Fei Xu
(China Telecom Corporation Limited)

Chun Wei
(Sullivan & Cromwell LLP)

Taylor Lam
(Deloitte Touche Tohmatsu)